RESOLVED, that the Company is hereby authorized to grant to SBK Investment Partners, the nominee for Snow Becker Krauss P.C. (the "Optionee"), outside of its 1992 Employee Stock Option Plan, a non-qualified stock option to purchase 20,000 shares of the Company's Common Shares, $.001 par value, at an exercise price of $2.00 per share (the "Option Agreement"); and it was further

RESOLVED, that the Option agreement may be exercised by the Optionee, in full or in part, at any time following the date of the next acquisition of a business by the Company until April 11, 2000 but, in any event, if no acquisition is made by the Company, the option shall become exercisable on April 11, 1999 until April 11, 2000;